EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Pengrowth Energy Corporation. ("Pengrowth" or the "Corporation")
2100, 222-3rd Avenue S.W.
Calgary, Alberta
T2P 0B4

2.	Date of Material Change:

August 2, 2012.

3.	News Release:

A news release disclosing the material change described below was issued by Pengrowth on August 2, 2012 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Pengrowth is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change:

Pengrowth announced production data for its 100% owned Lindbergh Steam Assisted Gravity Drainage ("SAGD") pilot project near Bonnyville, Alberta, as well as significant reserve additions for the overall project.

Based on delineation drilling to date, the filing of an application for commercial development and positive pilot performance, effective June 30, 2012, the Corporation's independent reserve evaluators, GLJ Petroleum Consultants Ltd. ("GLJ"), provided an update to the evaluation of the reserves and contingent resources for the Lindbergh project. The update includes the assignment of 95.0 million barrels of proved plus probable ("2P") reserves and 13.0 million barrels of total proved reserves to the project. This represents a greater than 1,400% increase in proved plus probable reserves at Lindbergh since December 31, 2011. In addition, GLJ has assigned a best estimate remaining contingent resource estimate of 218.2 million barrels to the Lindbergh property, as of June 30, 2012, following the conversion of a portion of contingent resources to reserves.

In December 2011, Pengrowth filed an application for the first phase of the Lindbergh commercial project, which is 100% owned by Pengrowth and contemplates the initial 22 well pairs reaching an aggregate production of 12,500 barrels of bitumen per day ("bpd") in early 2015. Project sanctioning is expected before year-end 2012, with long lead-time equipment orders expected to be placed in the first quarter of 2013 and regulatory approvals anticipated around the second quarter of 2013.

5.	Full Description of Material Change:

The Corporation has been injecting steam into two well pairs at the Lindbergh SAGD project since February 2012. During the warm-up or circulation phase, Pengrowth injected steam into both the upper and lower wells of each well pair in order to create a steam chamber. The reservoir responded more quickly than expected. In late May, both well pairs were switched to SAGD production, when pumping equipment was installed in the producer wells.

In June, the two well pairs produced an average of 650 bpd each, with an average Instantaneous Steam Oil Ratio ("ISOR") of less than 2.0, which is meaningfully better than the planned project design SOR of 3.5. Although this early performance is not necessarily indicative of longer term performance, the production and ISOR data is encouraging, with oil quality as expected, clean water being produced and no issues with either emulsion or produced sand.

Based on delineation drilling to date, the filing of an application for commercial development and the positive pilot performance, effective June 30, 2012, GLJ provided an update to the evaluation of the reserves and contingent resources for the Lindbergh project. The update includes the assignment of 95.0 million barrels of 2P reserves and 13.0 million barrels of total proved reserves to the project. This represents a greater than 1,400% increase in 2P reserves at Lindbergh since December 31, 2011. In addition, GLJ has assigned a best estimate remaining contingent resource estimate of 218.2 million barrels to the Lindbergh property, as of June 30, 2012, following the conversion of a portion of contingent resources to reserves.

Reserves	31-Dec-2011	30-June-2012	Change	%Change
Proved (MMboe)	4.4	13.0	8.6	195
Proved plus Probable (MMboe)	6.3	95.0	88.7	1,408
Contingent Resource
Best estimate contingent resource (MMbl)	296.4	218.2	-78.21	-26

1.	Change in contingent resource reflects conversion of contingent resources to reserves.

Net Present Value as at June 30, 2012

Before Income Taxes Discounted at 10%/Year
Reserves	($MM)
Proved	83.1
Proved plus Probable	688.3
Contingent Resource
Best estimate contingent resource	701.9

In December 2011, Pengrowth filed an application for the first phase of the Lindbergh commercial project, which is 100% owned by Pengrowth and contemplates the initial 22 well pairs reaching an aggregate production of 12,500 bpd in early 2015. Project sanctioning is expected before year-end 2012, with long lead-time equipment orders expected to be placed in the first quarter of 2013 and regulatory approvals anticipated around the second quarter of 2013.

The updated estimates of reserves and resources contained in this material change report are based on an independent evaluation of reserves and contingent resources attributable to the Lindbergh project effective June 30, 2012, conducted by GLJ, using the July 1, 2012 GLJ price forecast and prepared in accordance with the definitions, standards and procedures contained in Canadian Oil  and Gas Evaluation Handbook ("COGEH") and National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

Caution Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United

States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this material change report include, but are not limited to, Lindbergh pilot and commercial phase expectations, including ordering of long lead items, receipt of regulatory approval, number of wells and expected production and steam oil ratios, and future SAGD acquisitions and development. Statements relating to reserves, resources and their net present values are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation.  Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form, under the heading "Business Risks" in our most recent yearend Management's Discussion and Analysis, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.

Reserves Classification

Reserves and contingent resources included herein are stated on a company interest basis (working interest before deduction of royalties and including any company royalty interests) unless noted otherwise. All reserves information has been prepared in accordance with NI 51-101 and COGEH.

Initial production results and steam oil ratio

This material change report references early production results and steam oil ratios for the Lindbergh pilot project. These results are not necessarily reflective of long-term production results, production profiles, steam oil ratios or ultimate performance of these wells or the project.

Advisory Regarding Reserves, Resources and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, resources, reserve life index, and production information herein is based upon Pengrowth’s company interest working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead, before royalties and using GLJ’s July 1, 2012 forecast prices and costs in respect of the June 30, 2012 Lindbergh reserve and resource update and using GLJ’s January 1, 2012 forecast prices and costs in respect of the December 31, 2011 Lindbergh reserve and resource estimate. Numbers presented may not add due to rounding.

Caution Regarding Engineering Terms

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGL or 6,000 cubic feet of natural gas (6 Mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six Mcf of natural gas to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, given that the value ratio based on the current price of crude oil as compared to the current price of natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

The estimated values of future net revenue disclosed in this material change report do not represent fair market value.

In addition, Pengrowth uses the following frequently-recurring industry terms in this material change report: "bbls" refers to barrels, "Mbbls" refers to a thousand barrels, "MMbbls" refers to a million barrels, "Mboe" refers to a thousand barrels of oil equivalent, "MMboe" refers to a million barrels of oil equivalent, "Mcf" refers to thousand cubic feet, "MMcf" refers to million cubic feet, "Bcf" refers to billion cubic feet.

Contingent Resource Assessments

Contingent resources are those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources are further classified in accordance with the level of certainty associated with the estimates. Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Lindbergh contingent resources require further delineation drilling, regulatory applications and approvals and commitments to proceed before additional volumes can be converted to reserves.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve because they are contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

A best estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level. A low estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level. A high estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs. See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51 - 101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States. We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of proved and proved plus probable reserves, as well as contingent resources. The SEC permits, but does not require the inclusion of estimates of probable reserves in filings made with it by United States oil and gas companies. The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.

6.	Reliance of Material Change on Subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, contact Mr. Derek Evans, President and Chief Executive Officer or Mr. Christopher Webster, Chief Financial Officer at (403) 233-0224.

9.	Date of Report:

August 10, 2012.